NETWORK-1 SECURITY SOLUTIONS, INC.


                        Filed Pursuant to Rule 424(b)(3)
                           Registration No. 333-126013

                           PROSPECTUS SUPPLEMENT NO. 5
                       (To Prospectus dated June 12, 2007)


This is a prospectus supplement to our prospectus dated June 12, 2007 (the "Prospectus") relating to the resale from time to time by selling stockholders of up to 14,127,191 shares of our common stock, including shares issuable upon exercise of outstanding warrants and options. On February 13, 2008, we filed with the Securities and Exchange Commission a Current Report on Form 8-K. The text of the Current Report on Form 8-K is attached to and a part of this supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

The securities offered by the Prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" referenced on page 4 of the Prospectus in determining whether to purchase the Common Stock.

The date of this prospectus supplement is February 13, 2008.

================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                    Form 8-K

                                 CURRENT REPORT

                     Pursuant to Section 13 or 15(d) of the

                         Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 7, 2007
                                                   -----------------------------


                       Network-1 Security Solutions, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          Delaware                       1-14896                 11-3027591
--------------------------------------------------------------------------------
(State or other jurisdiction           (Commission             (IRS Employer
     of incorporation)                 File Number)          Identification No.)


              445 Park Avenue, Suite 1028, New York, New York 10022
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Registrant's telephone number, including area code: (212) 829-5700


                                       N/A
--------------------------------------------------------------------------------
         (Former name or former address, if changed since last report.)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (SEE General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
================================================================================

ITEM 8.01  OTHER EVENTS

     On February 11, 2008, Network-1 Security Solutions, Inc. (the "Registrant") issued a press release announcing the commencement of patent litigation against Cisco Systems, Inc., Cisco-Linksys, LLC, Enterasys Networks, Inc., 3Com Corporation, Inc., Extreme Networks, Inc., Foundry Networks, Inc., Netgear, Inc. and Adtran, Inc. A copy of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K.



ITEM 1.01  ENTRY INTO A MATERIAL DEFINITE AGREEMENT

     On February 7, 2008, the Registrant entered into an agreement (the "Agreement") with the law firm of Dovel and Luner, pursuant to which Dovel and Lunar has been engaged to represent the Registrant in connection with the litigation described above under Item 8.01 Other Events. A copy of the Agreement is included as Exhibit 10.1 to this Current Report on Form 8-K.



ITEM 9.01  FINANCIAL STATEMENTS ARE EXHIBITS

Exhibit Number      Description
--------------      -----------

10.1 Agreement, dated February 7, 2008, between the Registrant and Dovel & Luner

99.1                Press Release, dated February 11, 2008

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NETWORK-1 SECURITY SOLUTIONS, INC.



Dated: February 13, 2008           By: /s/ Corey M. Horowitz
                                       -------------------------------------
                                       Name: Corey M. Horowitz
                                       Title: Chairman & Chief Executive Officer

                                                                    EXHIBIT 10.1
                                                                    ------------

                                  DOVEL & LUNER

                                                          201 Santa Monica Blvd.
                                                          Suite 600
                                                          Santa Monica,
                                                          California 90401
                                                    TEL   310.656.7066
                                                    FAX   310.656.7069


                                                                February 7, 2008


Network-1 Security Solutions, Inc.
Attn: Corey M. Horowitz
445 Park Avenue
Suite 1028
New York, NY 10022

Re: contract for Network-1 Security Solutions, Inc.


Dear Mr. Horowitz:

     We appreciate that Network-1 Security Solutions, Inc. ("you," "your," or "Network-1") has retained Dovel & Luner, LLP ("we" or "our") to represent you in pursuing claims for patent infringement based on your U.S. Patent No. 6,218,930 ("the Katzenberg patent"). This letter sets forth the terms of our contract to represent you.

     Quality

     We seek to offer the highest quality legal services and are committed to achieving the best practical result at the lowest overall cost. We hope that you will be fully satisfied with our work. The only way we can assure full satisfaction is for you to bring to our attention any deficiencies, no matter how trivial. Accordingly, your complaints, suggestions, and constructive criticism are not only welcome, but also important to our working relationship.

     Scope of representation

     In this matter, we will represent you in pursuing claims for patent infringement based on the Katzenberg patent against those companies listed in Appendix A attached to this agreement, as well as any others we jointly agree upon in writing which shall be added to Appendix A. In addition to representing you in pursuing your patent infringement claims in a United States District Court, our representation will also include (a) representing you in any proceedings concerning the Katzenberg patent before the United States Patent Office, and (b) any appellate work relating to your patent infringement claims concerning the Katzenberg patent before the Federal Circuit. We are not aware of any conflicts with respect to pursuing claims against those companies listed in Appendix A and have received all required approvals, if any, to represent you as set forth in this agreement. Our representation will also include defending declaratory relief claims based on infringement, invalidity, or enforceability of the Katzenberg patent brought by companies listed in Appendix A. Please understand that we cannot agree in advance to represent you on any matters other than those set forth above. If such matters do come up, we will be happy to discuss with you our potential representation, and, if we both agree, execute a separate retainer agreement for those matters.

     Hourly fees

     We do not work on an hourly fee basis, except in very unusual circumstances. Our fee is based on a fixed retainer and on the results of our efforts on your behalf, as discussed in the next two sections.

     Fixed retainer

     We will receive a fixed monthly retainer (payable on the 15th of the month) based on the following schedule:

     $40,000 per month commencing with the first month that a complaint is served and up to the month preceding the occurrence of the Trigger Date. The Trigger Date is the earliest of (1) the date a motion for summary adjudication is filed by you or an infringer, or (2) 60 days before the date an expert report is due, or (3) 60 days before the first date set for the close of discovery;

     $50,000 per month commencing with the month in which the Trigger Date occurs.

     If the litigation is stayed or if there is a significant slow down in activity (for example, if the matter is on appeal and is waiting a decision of the court), then the monthly retainer will be reduced to zero or to some other appropriate amount as the parties negotiate in good faith based on the circumstances.

     If the cumulative amount paid as a fixed monthly retainer reaches $1,500,000, we will not be entitled to receive any additional amounts as a fixed monthly retainer. Under no circumstances shall the cumulative amount paid as a monthly fixed retainer be greater than $1,500,000.

     Contingency fee

     In addition to the fixed retainer set forth above, we will receive a fee based on the net amount you recover from any of the parties set forth on Exhibit A (or subsequently jointly agreed upon) arising from our representation described in this agreement ("Net Amount" means the full amount recovered less costs and disbursements as discussed in the next section), whether as damages, licensing fees, attorneys' fees, money, property, or services, and whether through agreement, settlement, or judgment. In the event of an acquisition of
(i) Network-1 (in the event the Katzenberg patent represents substantially all of the assets of Network-1), or (ii) the Katzenberg patent is acquired by any of the parties listed on Exhibit A to this agreement (in either event, an "Extraordinary Transaction"), the "Net Amount" recovered from such acquisition shall be deemed to be 50% of the proceeds received from the Extraordinary Transaction. Our contingency fee will be calculated as follows:

     5% of the Net Amount recovered from an infringer before a complaint is served on the infringer;

     10% of the Net Amount recovered after a complaint is served on the infringer and before the earliest of either (x) a Rule 26(f) report is filed (or equivalent scheduling event occurs) in the litigation against the infringer, or (y) 150 days after the filing of a complaint against the infringer;

     15% of the Net Amount recovered after the earliest of (x) a Rule 26(f) report is filed (or equivalent scheduling event occurs) in the litigation against the infringer, or (y) 150 days after the filing of a complaint against the infringer, and before a deposition is taken in the litigation;

     17.5% of the Net Amount recovered after a deposition is taken in the litigation and before the Trigger Date. The Trigger Date is the earliest of
     (1) the date a motion for summary adjudication is filed by you or an infringer, or (2) 60 days before the date an expert report is due, or (3) 60 days before the first date set for the close of discovery;

     20% of the Net Amount recovered after the Trigger Date but before the date that is 60 days before the trial date;

     21% of the Net Amount recovered after a date that is 60 days before the trial date but before the commencement of a trial; and

     24% of the Net Amount recovered after commencement of a trial.

     For purposes of determining which percentage applies, a recovery from a settlement will be deemed to have taken place on the date the parties reach agreement on the principal terms of a settlement, which is then later finalized in a formal settlement document.

     If a judgment or settlement against any of the parties in Exhibit A results in payments over a period of time, our contingency fee shall be paid out of payments received as they are received and in the form received by Network-1. In addition, if any portion of a judgment or settlement against any of the parties in Exhibit A results in an in-kind (I.E., non-cash) payment to you, we agree to accept such in-kind payment with respect to our contingency fee to the same extent (in the same percentage) received by you.

     You should know that this contingency fee is not set by law, but rather is negotiable. By signing this letter agreement below, you acknowledge that the amount of this contingency was arrived at through mutual negotiation.

     Costs and disbursements

     You will be responsible for paying out-of-pocket costs and disbursements incurred in connection with litigation, such as: filing fees, photocopying costs, long distance telephone calls, reasonable and necessary travel expenses, messenger fees, expert fees, court reporter fees, jury fees, and other direct costs. Because we cannot predict the twists and turns that protracted litigation will take, it is impossible to estimate accurately the total costs that we will incur on your behalf in this matter.

     We will not make any commitment to retain investigators, accountants, or other experts without obtaining advance authorization from you, and, should you agree to any such arrangements, you would directly pay these fees. Further, we will not hire any third parties or incur any costs or disbursements, including experts and additional counsel, in excess of $2,000 without your prior approval and authorization.

     We will send you a statement for costs and disbursements that will provide the status of your account on a monthly basis. Such statements will be due and payable within 30 days of receipt.

     The costs and disbursements that you pay in connection with litigation will be reimbursed to you out of the first amounts recovered on your behalf and prior to the calculation of our contingency fee.

     Local counsel and other counsel; Staffing

     We have explained to you that we are likely to recommend filing suit in Texas. If we do so, we will retain the assistance of local counsel on a contingency fee basis or on an hourly basis. Similarly, we are likely to retain the assistance of additional counsel on a contingency fee basis or on an hourly basis to assist in routine litigation matters as required. Such contingency fees or hourly fees will be paid by us and will not be counted as reimbursable costs. We will disclose to you in writing any fee arrangements with local counsel or with other counsel.

     We will keep you informed of all material developments in the litigation as they occur and will involve Network-1 in all material substantive matters (including settlement, licensing, and pricing) and material procedural matters (such as any proposed modifications to dates on the scheduling order) as they arise. Any summary judgment and claim construction motions or oppositions will be drafted by either Sean Luner, Gregory Dovel, or a mutually agreed upon alternative. Any summary judgment hearing and claim construction hearing will be argued by Gregory Dovel and local counsel or a mutually agreed upon alternative. Trial will be conducted by Gregory Dovel and local counsel or a mutually agreed upon alternative.

     We will also provide the Network-1 with drafts of all (a) substantive court filings, including pleadings and motions, (b) infringement contentions, (c) propounded discovery, (d) responsive discovery, with adequate time for Network-1 to review and provide input.

     Graphics consultants

     Our approach to litigation relies heavily on multi-media graphics presentations prepared by Visual Victory, an affiliated graphics consulting company. We estimate that charges for the services of Visual Victory, including concept development, preparation of visual images, digitizing documents and video depositions, and preparation of documents and graphics for display would typically be about $200,000 were this matter to proceed through trial. Nevertheless, we agree that payment for all services of Visual Victory will be covered by our contingency fee discussed above. You will not be charged additional hourly fees for such services. We will endeavor to work with the graphics presentations already prepared by Network-1. Any additional expense from unaffiliated third parties required to update or amend such presentations will be borne by Network-1.

     Attorney's lien

     You hereby grant us a lien on all claims or causes of action that are the subject of our representation under this agreement. Our lien will be for any sums owing to us at the conclusion of our services, including the contingency fee. The lien will attach to any recovery you may obtain, whether by agreement, arbitration award, settlement, judgment, or otherwise.

     Special risks

     Please be advised that this matter carries special risks for you. Should you lose the lawsuit, you should assume that a judgment will be entered against you requiring you to pay the other side's costs (such as filing fees and deposition reporter fees). Such costs could easily be tens of thousands of dollars. Moreover, under certain circumstances you may be required to pay the other side's attorney's fees, which may be hundreds of thousands of dollars. Before signing this agreement and at every stage of this litigation you must carefully assess this risk when determining whether to settle or continue pursuing the matter.

     Candor

     Our ability to render services effectively and consistent with our ethical responsibilities requires that you be open and forthcoming in discussing matters with us. By telling us everything, including things that you think are harmful to your case, you maximize our ability to get you the best result. The earlier we know about a problem, the sooner we can prepare a solution for it.

     Termination of representation

     You have the right to terminate our representation at any time by giving us written notice of your decision. We also have the right to cease representing you (consistent with the applicable codes of professional ethics and application to the court). It is your obligation to take all necessary steps to effectuate such a termination, including the execution of any necessary documents to complete our withdrawal or discharge. After receiving notice of termination from you, we will immediately stop rendering services to you.

     In the event there is a termination of this Agreement by either of us, we shall be entitled to all fixed monthly retainers provided by this agreement through the date of termination plus disbursements payable or incurred pursuant to this agreement through the date of such termination. In addition, we shall receive a contingency fee equal to the pro-rata allocation of what our contingency fee would have been if our representation had continued based on (i) the total hours expended by our firm as compared to aggregate hours expended by subsequent counsel, and (ii) the relief ultimately obtained by the Network-1 from the parties listed on Appendix A.

     Insurance

     We maintain errors and omissions insurance (sometimes called "malpractice insurance") applicable to this representation. We, of course, expect to provide you with representation at least equal to that of a reasonably competent attorney.

     Your ability to enter this agreement

     Both you and the person executing this Agreement on your behalf state and warrant that you have the legal capacity to enter this agreement and that the person executing this agreement on your behalf is fully authorized to do so.

     Advice regarding this agreement

     If you have any questions about this agreement, please feel free to call us. In addition, because this agreement affects your rights, we encourage you to consult with another lawyer or advisor before signing this agreement

     If you are satisfied with the terms of this agreement, please sign one copy and return it to us. We look forward to working with you. Again, thank you for the opportunity.

                                                    Sincerely yours,

                                                    /s/ Dovel & Luner, LLP
                                                    ---------------------------
                                                    Dovel & Luner, LLP

AGREED:

Network-1 Security Solutions, Inc.


By: /s/ Corey M. Horowitz
    ---------------------------
    Corey M. Horowitz
    Chairman and CEO

                                                                    EXHIBIT 99.1
                                                                    ------------

FOR IMMEDIATE RELEASE


      NETWORK-1 COMMENCES PATENT LITIGATION AGAINST CISCO SYSTEMS AND OTHER
                         MAJOR DATA NETWORKING COMPANIES


         SUIT AGAINST CISCO SYSTEMS, LINKSYS, FOUNDRY NETWORKS, EXTREME
       NETWORKS, 3COM CORPORATION, ENTERASYS NETWORKS, NETGEAR, AND ADTRAN
        INVOLVES NETWORK-1'S REMOTE POWER PATENT AND POWER OVER ETHERNET
                                   TECHNOLOGY.

NEW YORK, FEBRUARY 11, 2008 - Network-1 Security Solutions, Inc. (OTC BB: NSSI) announced today that it has initiated patent litigation against several major data networking equipment manufacturers in the United States District Court for the Eastern District of Texas, Tyler Division, for infringement of United States Patent No. 6,218,930 (the "Remote Power Patent").

     Named as defendants in the lawsuit are Cisco Systems, Inc., Cisco-Linksys, LLC (Nasdaq: CSCO), Enterasys Networks, Inc., 3Com Corporation, Inc., (Nasdaq:
3COM), Extreme Networks, Inc. (Nasdaq: EXTR), Foundry Networks, Inc., (Nasdaq:
FDRY), NETGEAR, Inc. (Nasdaq: NTGR), and Adtran, Inc. (Nasdaq: ADTRN).

     Network-1 seeks monetary damages based upon reasonable royalties as well as treble damages for the Defendants' continued willful infringement of the `930 Patent.

     The Remote Power Patent, entitled "Apparatus and Method for Remotely Powering Access Equipment Over a 10/100 Switched Ethernet Network", relates to, among other things, several key technologies used in equipment that complies with the IEEE 802.3af Power Over Ethernet (PoE) standard (the "PoE Standard") that was approved in June 2003 by the Institute of Electrical and Electronic Engineers (the "IEEE"). PoE governs the delivery of power over Ethernet cables in order to remotely power network connected devices including, among others, wireless switches, wireless access points, RFID card readers, VOIP telephones, and network cameras. The Remote Power Patent was granted by the United States Patent and Trademark Office on April 17, 2001 and expires on March 11, 2020.

     As previously disclosed, in August 2005 Network-1 initiated patent litigation against D-Link Systems and D-Link Corporation relating to the Remote Power Patent. After two years of litigation, Network-1 and D-Link entered into a full term license agreement covering D-Link's sale of all of its PoE products (including Ethernet switches, wireless access points, and network cameras) at a royalty rate of 3.25% of net sales, subject to adjustment.

     In addition, in November 2005, Network-1 and PowerDsine, Inc. settled all outstanding litigation and entered into a settlement agreement relating to the Remote Power Patent.

     "We have made repeated efforts, at considerable expense, to license the Remote Power Patent on reasonable terms to companies manufacturing, selling, and using equipment taking advantage of Power over Ethernet technology", said Corey
M. Horowitz, Chairman and CEO of Network-1. "In 2004, we initiated our licensing efforts by offering royalty bearing licenses on reasonable terms in a manner that would facilitate the growth of PoE. Instead, we were sued by PowerDsine, which resulted in a favorable mutual settlement agreement, and then forced to litigate for two years the merits of our case against D-Link that resulted in our first license."

     "We prefer licensing the Remote Power Patent to the PoE industry without the distraction and cost of litigation (as evidenced by our limited duration early adopter Power Up Licensing program in 2005-2006) but will take whatever action is necessary to protect our intellectual property rights and maximize shareholder value," Mr. Horowitz continued. "Unfortunately, many technology companies employ a multifaceted strategy which depends on expensive litigation, delay tactics, adverse public relations, and intense lobbying in order to avoid licensing intellectual property from small companies and inventors, leaving us with no choice but to respond with litigation."

     Network-1 has retained the law firm of Dovel & Luner (Santa Monica, California) and Ward & Smith PC (Longview, Texas) as its local counsel, to represent it in the litigation.

     Network-1 and Thinkfire Services, USA, LTD, its worldwide licensing partner, remain available to discuss licensing opportunities with PoE vendors wishing to take advantage of a level playing field for reasonable and non-discriminatory license terms, which will clarify outstanding intellectual property issues and promote the continued rapid growth of PoE.

About Power over Ethernet

     By taking advantage of PoE technology, companies can deploy next generation solutions such as Voice over IP and Wireless LAN's without having to run separate power cables. PoE technology provides numerous benefits including significant deployment savings and increased service reliability through centralized backup power. These benefits have caused analysts to identify PoE as a "must have" technology and vendors have responded with a wealth of new products offerings.

     Indeed, industry analysts expect PoE to become a defacto technology embedded in LAN Ethernet switches that power devices such as wireless access points, VOIP telephones, and network cameras, among others. Industry analysts project that in 2007 fully 20% of all Ethernet switch ports were PoE enabled and between 90 and 95% of IP Phones and Wireless Access Points were also so enabled. ABOUT NETWORK-1 SECURITY SOLUTIONS, INC.

     Network-1 Security Solutions, Inc. is engaged in the acquisition, development, licensing and protection of its intellectual property and proprietary technologies. It currently owns six patents covering various telecommunications and data networking technologies and is currently focusing its licensing efforts on its Remote Power Patent (U.S. Patent No. 6,218,930) covering the remote delivery of power over Ethernet networks. The Remote Power Patent was granted by the U.S. Office of Patents and Trademarks on April 17, 2001 and expires on March 11, 2020.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ADDRESS FUTURE EVENTS AND CONDITIONS CONCERNING THE COMPANY'S BUSINESS PLANS. SUCH STATEMENTS ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES AS DISCLOSED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2007 INCLUDING, AMONG OTHERS, THE ABILITY OF NETWORK-1 TO OBTAIN LICENSE AGREEMENTS FROM THIRD PARTIES FOR ITS PATENT PORTFOLIO, UNCERTAINTY OF PATENT LITIGATION, THE COMPANY'S ABILITY TO ACHIEVE REVENUES AND PROFITS FROM ITS PATENT PORTFOLIO, THE COMPANY'S ABILITY TO RAISE CAPITAL WHEN NEEDED, FUTURE ECONOMIC CONDITIONS AND TECHNOLOGY CHANGES AND LEGISLATIVE, REGULATORY AND COMPETITIVE DEVELOPMENTS. EXCEPT AS OTHERWISE REQUIRED TO BE DISCLOSED IN PERIODIC REPORTS, THE COMPANY EXPRESSLY DISCLAIMS ANY FUTURE OBLIGATION OR UNDERTAKING TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN.

Corey M. Horowitz, Chairman and CEO
Network-1 Security Solutions, Inc.
(212) 829-5770

Or

Alan Sheinwald, President
Alliance Advisors, LLC
asheinwald@allianceadvisors.net
(914) 669-0222